UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34513 / February 23, 2022

In the Matter of   :
                                                             :
NEXPOINT EVENT DRIVEN FUND   :
300 Crescent Court, Suite 700   :
Dallas, Texas 75201   :
                                                             :
(811-23156)   :
                                                             :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on October 14, 2021, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an investment company.

On January 28, 2022, a notice of filing of the application was issued (Investment Company Act
Release No. 34488). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Eduardo A. Aleman
                                        Deputy Secretary